MAIL STOP 3561


								January 13, 2005



Gregory E. Burns
Chief Executive Officer
Global Logistics Acquisition Corporation
330 Madison Avenue, Sixth Floor
New York, NY  10017


RE:	Global Logistics Acquisition Corporation
	Registration Statement on Form S-1
	Amendment 3 Filed January 6, 2006
      File No. 333-128591

Dear Mr. Burns:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure throughout your registration statement that
you would be required to convert to cash up to approximately
19.99%
of the common stock sold in this offering. Please confirm, if true, that it is the company`s understanding and intention in every case to structure and consummate a business combination in which 19.99% of the IPO shareholders will be able to convert and the business combination still go forward. We may have further comment.

Prospectus Cover Page
2. Please explain the basis for your disclosure that the securities will be listed on the American Stock Exchange. Please explain how the company will satisfy each criterion for at least one of the listing standards on the exchange. Please include a discussion of all of the quantitative standards, e.g., number of public shareholders. We may have further comment.

Risk Factors, page 8
3. We reissue prior comment one from our letter of December 2, 2005.
The risk factors section continues to include generic statements that your business or operations would be adversely affected or certain actions would have a detrimental effect on your business.
Instead,
replace this language with specific disclosure of how your business, financial condition and operations would be affected.

Proposed Business, page 32

4. We note your response to comment four from our letter of December
2, 2005. Please include such response as disclosure in your next amendment.

5. We note your response to comment five from our letter of December
2, 2005. Please include such response as disclosure in your next amendment.

6. In connection with the preceding comment, please disclose whether any representatives of the company have identified any prospective target businesses that meet your stated criteria.

Principal Stockholders, page 57
7. We note your response to comment 10 from our letter of December
2,
2005.  We also note your disclosure that "Pursuant to these [10b5-
1]
plans, none of the initial stockholders, the representative of the underwriters or their respective affiliates or designees, will have, or attempt to exercise, any influence over how, when or whether to effect such purchases of the warrants." Since the purchases proposed would be made through the representative of the underwriters of this offering, the Staff is unsure how the above-referenced disclosure may be made. In addition, we note the potential for the underwriters to be involved in identifying a prospective business combination. As such it would appear that the representative of the underwriters would be in possession of material non-public information while they operate the 10b5-1 plans. Please provide additional disclosure with respect to the operation of the 10b5-1 plans disclosed in your registration statement, including the above-noted potential for conflict of interest and the mechanism by which purchases will be made. We may have further comment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John
Zitko at (202) 551-3399, or Pam Howell, who supervised the review of your filing, at (202) 551-3357.

      Sincerely,



John Reynolds
Assistant Director

cc: 	Cynthia M. Krus (by facsimile)
      	202-637-3593

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Gregory E. Burns
Global Logistics Acquisition Corporation
January 13, 2005
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